FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


For the month of May 2007

Commission File Number: 0-29742

                                  Retalix Ltd.

                 (Translation of registrant's name into English)

                    10 Zarhin Street, Ra'anana 43000, Israel
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                               Form 20-F X   Form 40-F_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                                  Yes____       No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A


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                                    CONTENTS

This report on Form 6-K of the registrant consists of the following documents, which are hereby attached hereto and incorporated by reference herein:

99.1 Press Release: Retalix Ltd. Schedules First Quarter 2007 Conference Call and Reaffirms Its Guidance for FY 2007. Dated: April 10, 2007.

99.2 Press Release: Cumberland Farms Extends Deployment of Retalix Solutions from the Pump to Headquarters. Dated: April 26, 2007.

99.3 Press Release: 7-Eleven Deploys Retalix Software in Convenience Stores Across Norway and Sweden. Dated: April 10, 2007.



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                     RETALIX LTD.

Date:    May 7, 2007                        By: /s/ Guy Geri
                                               --------------------
                                               Guy Geri, Controller



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                                  EXHIBIT INDEX

Exhibit Number                      Description of Exhibit

99.1  Retalix Ltd. Schedules First Quarter 2007 Conference Call and Reaffirms
      Its Guidance for     FY 2007.  Dated: April 10, 2007.

99.2 Cumberland Farms Extends Deployment of Retalix Solutions from the Pump to Headquarters. Dated: April 26, 2007.

99.3 7-Eleven Deploys Retalix Software in Convenience Stores Across Norway and Sweden. Dated: April 10, 2007.